Mail Stop 3561

      November 14, 2005

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

      Re:	Tintic Gold Mining Company
   Registration Statement on Form SB-2
      Amendment No. 2 filed October 3, 2005
		File No. 333-119742

Dear Mr. Christopulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment five.  We note the
statement on page 14 that "[t]he distribution will be effected by giving each holder of Tintic-Utah common stock...certificates representing (1) share of Tintic-Nevada common stock." We also note the now deleted disclosure from amendment 2, in Item 26 "Recent
Sales
of Unregistered Securities," that "Tintic-Utah then declared a dividend of these shares pro rata to its shareholders of record as of
March 5, 2004." We further note the disclosure on page 26, in the "Effect of the Merger" subsection, that "[t]his conveyance was done in exchange for the issuance of 1,009,643 shares of our stock which
has been physically issued in certificate form in the name of the shareholders of Tintic-Utah as of March 5, 2004 and which is held by our stock transfer agent Cottonwood Stock Transfer."  We also refer
to the disclosure in section 1.4 of the distribution agreement that
states, in part, that  "[a]ll of the Tintic-Nevada shares....shall be
deposited with and held by Cottonwood in escrow...with a list of
and
for the benefit of the stockholders of Tintic-Utah at the Record Date, subject to Distribution, on satisfaction of the following conditions:.... In the event that Tintic-Nevada...cannot
accomplish
or achieve the foregoing conditions...it shall notify Tintic-
Utah....
However, in such event, this agreement shall NOT become void or voidable."

From your disclosure, it appears that the stock dividend/distribution or "spin-off" of the common stock of Tintic-Nevada has already occurred. It appears that the stock dividend was affected last year and that the stock has been issued in certificate form in the name of the shareholders of Tintic-Utah. A registration statement cannot register a distribution after its occurrence. Please advise us as to whether or not the Tintic-Utah shareholders currently have a legal right to the shares in Tintic-Nevada. Also advise us whether or not you believe the distribution or spin-off has already occurred and provide a detailed analysis supporting your belief. If you believe that the distribution or spin-off has occurred, please explain the available exemption from registration that Tintic-Nevada relied upon when making the distribution or how it met the requirements of Staff
Legal Bulletin No. 4. Please include a detailed analysis as to the facts relied upon to make the exemption available or how the company met each element of SLB No. 4. We may have further comment.

2. We reissue our previous comment one. For your property, provide the disclosures required by Industry Guide 7(b). In particular, provide:
* The location and means of access to the property.
* A map(s) showing the location of your property.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.


Refer to Industry Guide 7(b)(1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

3. We reissue our previous comment two. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer
Support at 202-551-8900. Otherwise, provide the map to the staff for our review.

Prospectus Cover Page

4. Please include the IRS Employer Identification Number.

Cover Page

5. We reissue in part our previous comment five. We note the statement that "[a]s an issuer, is acting as its own underwriter in distributing its common stock for the purpose of this distribution."
Please disclose on the cover page and in the distribution section that Kiwa Bio-Tech is also an underwriter. Please revise the disclosure throughout the prospectus to make this clear. Furthermore, in light of your supplemental response to our previous comment five, the statement that Tintic Gold is distributing shares of its common stock to these individuals does not appear correct. Please revise.

6. We reissue our previous comment six. On the cover page of the prospectus, please disclose how the amount of shares to be distributed to each shareholder will be determined. It appears that the shares will be distributed on a pro-rata basis.

Outside Back Cover Page

7. We note your response to our previous comment seven and we reissue the comment. Please include the disclosure required by Item
502(b)
of Regulation S-B. Please review Rule 174 of the Securities Act for further explanation.





Prospectus Summary, page 1

8. We reissue our previous comment eight. Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as operations.
In
particular, use the term "mineral exploration." We note the reference to "mining exploration" in this section. We also note references to mining claims. Please revise the prospectus accordingly.

9. We note your response to our previous comment ten and we reissue the comment. We note the statement "[b]ecause these assets were not integral or related to its [Kiwa`s] then current business, Kiwa...decided...to transfer these assets to Tintic-Utah`s subsidiary, now us, in exchange for our common stock so that we could pursue our own business plan involving mining exploration." If the
"mineral properties and related assets" were transferred, explain why
Kiwa would pursue a business combination with a Tintic-Utah, a company which generally has no assets. Please explain. Also describe the "related assets."

10. We note your response to our previous comment 12 and we reissue the comment. We note the reference to "mineral properties." It appears that the company`s only right to the property consists of mineral claims. Please revise throughout the registration statement to clarify that this "property" is simply mineral claims.

Summary Financial Data, page 3

11. Please revise to include summary financial data for all periods presented in the financial statements.

Risk Factors, page 3

12. The second and third paragraphs of this section simply summarize the risks that are discussed in this section. Please remove to avoid repetition.

13. On page 3, we note the statements that "[t]he following constitutes an effort to itemize a variety of risk factors involving us and our mining exploration business. The following is not meant to be an exhaustive list of the risks involved in investing in Tintic-
Nevada."  You should discuss all material risks in this section.
Please revise your disclosure to clarify that you discuss all material risks in this section.






14. Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, most of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks.

15. The second paragraph in risk factor one, discussing the anticipated reliance upon consultants and independent contractors, should be a separate risk factor. Please revise accordingly.

16. In risk factor two, we note the statement that "we have no immediate plans or ability to implement and carry out any exploration activity." Please reconcile this statement with the disclosure in the plan of operation section. Also, please remove the references to other risk factors in risk factor two. Each risk factor should only discuss one risk.

17. Each risk factor should only discuss one risk.   Risk factor
four
discusses numerous risks of mineral exploration. Please revise so that this and all risk factors discuss only one risk.

18. Risk factors five and six both discuss the need for additional capital and should be combined.

19. In risk factor six, we note the statement that "[n]o assurance can be given that the necessary financing to undertake and implement an exploration program on our Claims will be obtained." Please describe the different methods the company may implement to obtain the necessary capital and describe the risks involving these different methods.

20. Risk factors 8, 10, 11, 12, 14, 16 are generic risks and should be removed. Also, remove the last paragraph of risk factor 13, discussing penny stocks.

21. The discussion of Rule 144 in risk factor 15, does not relate to the risk discussed in the risk factor, potential future stock issuances and the potential for dilution. Please remove.

22. Risk factors 9 and 21 both appear to discuss your dependence on management. Please combine into one risk factor.

Risk Factors Related to Our Mining Claim Assets, page 11

23. Risk factor one appears to reflect the same risk discussed in the prior risk factors section. Please remove.

The Distribution, page 14

Manner of Effecting the Distribution, page 14

24. We reissue our previous comment 29. Please name the officer of the company that distributed the Tintic-Nevada shares to Cottonwood
Stock Transfer and/or the Tintic-Utah shareholders. Please disclose the exemption from registration as a broker that was or will be relied upon. We may have further comment.

Management`s Plan of Operation for the Next Twelve to Eighteen
Months, page 18

25. We reissue our previous comments 34 and 35. Disclose in greater detail your plan of operations, setting forth detailed milestones. Your discussion of your plan of operations should focus on the phased nature of the exploration process. Discuss when you plan to commence each phase and when you expect to complete each phase. State the estimated expenses associated with each phase/milestone. Also, discuss your plan of operations if your funding is limited or if you are unable to raise any funding. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the result of that program.

26. We note that the company does not intend to engage in any public or private offering of its stock. It appears that the company`s business plan is based upon the company finding a partner or joint venturer to implement its business plan. In light of the importance of this step in the business plan, please describe in detail how the company will actively seek out and investigate potential partnerships and joint venturers. Please describe the specific steps that management will undertake to implement this part of the business plan. See Item 303(a) of Regulation S-B.

27. We reissue prior comment 38. Please revise this section to either define or remove technical words.

28. We note the disclosure that officers and directors have agreed to make an investment in the company necessary to complete the work sequence identified in this section. Please reconcile this with the statement that there is not a contractual obligation to provide this financing. Please explain the nature of the agreement and state whether it is legally binding. We may have further comment.

29. Please describe the milestones and day to day operations that will be carried out by management.




30. Discuss in greater detail the activities to be undertaken in the third work sequence, collecting and analyzing additional surface rock samples. Describe in detail other exploration activities to be conducted on the mineral claim.

31. We reissue in part our previous comment 40. Please disclose in this section the cash on hand as of the most recent practicable date.

32. Explain the basis for your belief that "the combination of an understanding of the structural and stratigraphic controls to ore development in the Main Tintic District has allowed for the recent development of compelling exploration targets on our Tintic Gold claims group" or remove.

33. We reissue in part our previous comment 41. Please describe whether the company will pursue other possible funding sources such as selling stock or issuing debt in order to implement the plan of operation or any part of the mineral exploration. If not, please explain why.

34. We reissue in part our previous comment 43. Please explain what funds will be necessary to implement all stages of exploration. We also note that the company has management in place to begin to implement an exploration program. Please revise to include which steps management will implement and the time frame of beginning and completing the steps. Also include the sources of funding for each step.

35. We reissue in part our previous comment 44. Please describe whether management will investigate and negotiate the contract with mining companies. Please include the anticipated time frame.

Specific Ore Targets Of The Tin Tic Mining Claims, Page 22

36. The first paragraph of this section indicated the vein assay was up to 0.82 OPT. This selective reporting of favorable results is not balanced or meaningful. It also does not serve to inform investors, particularly if the high values are from selected samples or outlying samples. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise the entire filing accordingly.

Summary of Our Plan of Operation, page 22

37. In your work sequence, please include the information described in this subsection. For example will management perform any mapping?

Business Corporate History, page 23

38. We reissue our previous comment 45. On page 24, in the second paragraph, we note the statement that "Tintic-Utah`s management continued to develop its long-term business plan to re-establish it as an active business and to seek capital funds to operate and grow the business." Please describe whether Tintic-Utah received any funding in connection with the business combination with Kiwa.

The March 12, 2004 Merger or Reorganization with Kiwa, page 24

39. We reissue in part our previous comment 48. Please name the lawyer in New York that spoke with counsel in late January or early
February 2004 that brought about the merger agreement.

40. We note your statement "[f]rom approximately April 16 through April 19, 2004, in separate, private transactions...former principals and affiliates of Tintic-Utah...received a total of $193,318.78 between the five of them for the private, negotiated sale of a large majority of their shares to third parties." Please disclose the names of the third parties that purchased the shares. Also discuss when the negotiations for the sale of these shares first occurred and describe such negotiations. Please file copies of each agreement that are in connection with these sales as exhibits including any agreements between the company or its affiliates and John B. Lowy. Clarify whether these private transactions were part of the merger transaction. We may have further comment.

Effect of the Merger, page 26

41. We reissue our previous comment 48.  We note the statement
"[t]he
Spin-Off is designed to be effectuated in compliance with the Securities Act of 1933 and all applicable securities laws of any governmental entity." Please clarify when the spin-off has or will occur.

Type of Property/ Exploration, Development and Production History, page 27

42. We reissue our previous comment 50. The second, fourth, and seventh paragraphs of this section refer to mines and other mineral occurrences that exist in the general area of the company property.
Remove any information about the mines, prospects, or companies operating in or near to your property. Focus the disclosure only to those properties under your direct control and property holdings in which the company has the legal authority to explore for minerals.

43. We reissue our previous comment 50. The third paragraph on page
19 refers to ore and ores. Under SEC Industry Guide 7, the terms "ores" or "ore body" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the terms "ore," "ores," "ore body," and "ore bodies" from the filing.

44. Please name Mr. Yeomans as an expert in the prospectus.

45. We reissue in part our previous comment 51. We note the statement that "we have recently commissioned and obtained a preliminary evaluation report and a secondary, more complete or comprehensive report on the property which we will make available to any shareholder wanting a copy of either." Industry Guide 7 prohibits technical studies being attached to registration statements. The information contained within these reports may be briefly summarized, however the company will have to assume responsibility for the validity and accuracy of these statements. Since these reports are not part of the registration statement, please remove disclosure that the company will provide copies of these reports to shareholders. Please revise similar disclosure in the "Future Plans for Exploration" section.

Management and Principal Shareholders of Tintic Gold Mining
Company,
page 34

Directors, Executives Officers, Promoters and Control Persons,
page
34

46. Please update the disclosure in this section as of the most recent practicable date.

47. Disclose the period during which each director has served on the board.

48. Please describe whether Vis Viva Corporation was a blank check company.

49. In the description of the business experience of J.M. Coombs, please discuss his involvement with Valley High Mining.


Restricted Stock, page 37

50. Please disclose the amount of common stock that could be sold pursuant to Rule 144. See Item 201(a)(2)(ii) of Regulation S-B.

Certain Relationships and Related Transactions, page 38

51. We reissue our previous comment 64. Please name the promoters and include the disclosure required by Item 404(d) of Regulation S-B.
For example include disclosure regarding the promoters` purchases of the company`s securities. See Rule 405 for the definition of a promoter.

Shares Eligible for Future Sale, page 39

52. Please disclose if there is currently a public trading market for the company`s stock and the current number of holders of the company`s common stock. See Item 201(a) and (b) of Regulation S-
B.

Unclaimed or Abandoned Stock Resulting from the Distribution, page
39

53. Disclose whether the company will attempt to notify the shareholders that are not being mailed the prospectus or stock certificates. If not, please explain how this will meet the criteria set forth in the Nevada statute regarding unclaimed property. Also, clarify the number of shareholders and the number of shares that fall within this category. State the total number of shareholders the company would have if these individuals are not counted in determining the number of holders of record.

Where You Can Find More Information, page 40

54. Please include the Commission`s new address: 100 F Street,
N.E.,
Washington, DC 20549.

Financial Statements for the Years Ended December 31, 2004 and
2003

General

55. On page 24, you disclosed that Tintic-Utah was incorporated on June 14, 1933 and was a mineral resource and exploration company. Based on your cumulative presentation the statement of operations, it appears Tintic-Utah re-entered the exploration stage on December 31,
1997. Since you succeeded the operations of Tintic-Utah, tell us where you have recorded the results of operations (e.g. retained earnings/deficit) of Tintic-Utah from June 14, 1933 (date of incorporation) to December 31, 1997 (date of re-entrance into the exploration stage).

Report of Independent Registered Public Accounting Firm, F-1

56. We noted that Pritchett, Siler & Hardy (PSH) did not audit the periods from December 31, 1997 (inception of exploration stage) through December 31, 2002 and that they relied upon the work of other auditors, the reports of those auditors should be filed in the registration statement in accordance with Rule 2-05 of Regulation S-
X. Please provide the reissued report from your predecessor auditor and include it here within.

Balance Sheet, F-2

57. Please revise your balance sheet to clearly indicate it has been restated (e.g. indicate the restatement in the column header).

Statement of Operations, F-3

58. Please note that net loss per share (basic and diluted) is not a cumulative measure; therefore, the amount should be removed here, as well as on page 3 for the period from December 31, 1997 (Inception of exploration stage) through June 30, 2005.

Statements of Cash Flows, F-5

59. We noted your related party disclosure (on F-8) that the debt
and
interest related to your note payable was forgiven and recorded as
a
contribution to capital.  This would appear to be a non-cash activity
related to balance sheet accounts only (i.e. not recorded in
operations).   Therefore, you should revise your disclosure of
operating activities to remove the effects of this non-cash activity, or tell us why your current accounting treatment is appropriate. Refer to SFAS 95.

60. Please revise your line item entitled "proceeds from note payable
- related party" to disaggregate your related party advances and related party notes payable. Refer to SFAS 95 and consider our comment above.











Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

General

61. We noted that in several instances you have issued common stock as compensation for services, as discussed on F-7 (Note 3 - Capital
Stock). Please revise to include your policy for stock-based compensation, to employees and non-employees, and provide the minimum required disclosures of SFAS 123 (as amended by SFAS 148), and EITF
96-18.

Note 8 - Commitments & Contingencies, F-10

62. Please revise your notes to include disclosure related to the liquidation of the mining claims in the event the spin off cannot be lawfully accomplished as disclosed in Section 1.4(a)(iii) of the Distribution Agreement (filed as Exhibit 1.1).

Note 10 - Restatement, F-11

63. We noted your disclosure indicating the your restatement is "in response to a comment letter from the SEC dated July 1, 2005, requiring us to include the prior operations of our Parent in our financial statements." Considering the preparation of the financial statements in accordance with generally accepted accounting principles is the responsibility of management, the inclusion of such disclosure is not appropriate. Please revise your footnote to clearly indicate the purpose of your restatement.

Financial Statements for the Period Ended June 30, 2005

General

64. Please revise the financial statements and footnotes for the period ended June 30, 2005 as necessary to address our applicable comments on the financial statements for the years ended December
31,
2004 and 2003.

Condensed Statements of Operations, F-3

65. Please remove the interim information for the three months ended
June 30, 2005 and 2004. Registration statements require interim financial statements for the year-to-date periods only, in this case, the six-months ended June 30, 2005 and 2004.


Other

66. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

Part II

Recent Sale of Unregistered Securities

67. We reissue our previous comment 69. Please describe the facts relied upon to make the exemption available, e.g., sophistication of
investors and whether there was general solicitation.  See Item
701
of Regulation S-B.

Exhibits

68. In the legality opinion, please note that it is inappropriate for counsel to include assumptions that are too broad. Please revise the legality opinion to specify all the information supplied to the company that the company is assuming the accuracy and completeness.

69. We reissue our previous comment 71. Revise your legality opinion to indicate that opinion opines upon Nevada law including the Nevada
Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

								Sincerely,



      John Reynolds
      Assistant Director

cc:	John Michael Coombs, Esq.
	Fax (801) 467-3256


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George P. Christopulos
Tintic Gold Mining Company
November 14, 2005
Page 1